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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*


                           SeaChange International, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  811699 10 7
                               ----------------
                                (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 6 pages
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-----------------------                                  ---------------------
  CUSIP NO. 811699107                 13G                 PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      William C. Styslinger, III
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [ ]
                                                                (b) [ ]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,679,945 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0- shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,679,945 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0- shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,679,945 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      See Item 4(a)                                               [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      13.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 pages



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ITEM 1 (A).    NAME OF ISSUER:
-----------    ---------------
               SeaChange International, Inc.

ITEM 1 (B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
-----------    ------------------------------------------------
               124 Acton Street
               Maynard, MA 01754

ITEM 2 (A).    NAME OF PERSON FILING:
-----------    ----------------------
               William C. Styslinger, III

ITEM 2 (B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
-----------    ------------------------------------------------------------
               c/o SeaChange International, Inc.
               124 Acton Street
               Maynard, MA 01754

ITEM 2 (C).    CITIZENSHIP:
-----------    ------------
               United States

ITEM 2 (D).    TITLE OF CLASS OF SECURITIES:
-----------    -----------------------------
               Common Stock, $.01 par value per share

ITEM 2 (E).    CUSIP NUMBER
-----------    -------------
               811699 10 7

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B),
               ------------------------------------------------------
               OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
               --------------------------------------------------
               (a)    [  ]   Broker or dealer registered under Section 15
                             of the Act.

               (b)    [  ]   Bank as defined in Section 3(a)(6) of the Act.

               (c)    [  ]   Insurance Company as defined in Section 3(a) (19)
                             of the Act.

               (d)    [  ]   Investment Company registered under Section 8
                             of the Investment Company Act.

               (e)    [  ]   Investment Adviser registered under Section 203
                             of the Investment Advisers Act of 1940.

               (f)    [  ]   Employee Benefit Plan, Pension Fund which is
                             subject to the provisions of the Employee
                             Retirement Income Security Act of 1974 or
                             Endowment Fund; see 13d-1 (b) (1) (ii) (F).



                               Page 3 of 6 pages
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               (g)    [  ]   Parent Holding Company, in accordance with
                             Rule 13d-1(b) (ii) (G); see Item 7.

               (h)    [  ]   Group, in accordance with Rule 13d-1 (b)
                             (1) (ii) (H).

               Not Applicable.

ITEM 4.        OWNERSHIP:
-------        ----------
               (a)    Amount Beneficially Owned:

                      Mr. Styslinger may be deemed to beneficially own 1,679,945 shares of Common Stock as of December 31, 1996 (the "Shares"). The Shares do not include (i) 64,286 shares owned by Thomas and Emily Franeta, as Trustees of The Styslinger Family Trust (the "Trust Shares") and (ii) 2,142 shares owned by Thomas Franeta as Custodian for Kimberly J. Styslinger (the "Custodian Shares"). Mr. Styslinger expressly disclaims beneficial ownership of the the Trust Shares and the Custodian Shares.

               (b)    Percent of Class:

                      13.2% (based on 12,752,012 shares of Common Stock reported as outstanding in the Issuer's Final Prospectus dated November 4, 1996, as adjusted pursuant to Rule 13d-3(d)(1)).

               (c)    Number of shares as to which such person has:

                      (i) sole power to vote or direct the vote: 1,679,945 shares.

                      (ii) shared power to vote or to direct the vote: -0-shares.

                      (iii) sole power to dispose or to direct the disposition of: 1,679,945 shares.

                      (iv) shared power to dispose or to direct the disposition of: -0- shares.

ITEM (5).      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
---------      ---------------------------------------------
               Not Applicable.

ITEM (6).      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
---------      ----------------------------------------------------------------
               Not Applicable.

ITEM (7).      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
---------      ---------------------------------------------------------
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
               --------------------------------------------------------------
               Not Applicable.




                               Page 4 of 6 pages
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ITEM (8).      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
---------      ----------------------------------------------------------
               Not Applicable.

ITEM (9).      NOTICE OF DISSOLUTION OF GROUP:
---------      -------------------------------
               Not Applicable.

ITEM (10).     CERTIFICATION:
----------     --------------
               Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13-1(b).



                               Page 5 of 6 pages
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           /s/ William C. Styslinger, III
                                           ------------------------------
                                            William C. Styslinger, III





                               Page 6 of 6 pages